UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 0-18046

FIRST FEDERAL CAPITAL BANK SAVINGS INVESTMENT PLAN

(Full title of the plan and the address of plan, if different from that of the issuer named below)

FIRST FEDERAL CAPITAL CORP.

605 State Street
La Crosse, Wisconsin 54601

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Page Number

REQUIRED INFORMATION

SIGNATURES

EXHIBIT

REQUIRED INFORMATION

1.	Not Applicable.

2.	Not Applicable.

3.	Not Applicable.

4.	The First Federal Capital Bank Savings Investment Plan (the “First Federal Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Attached hereto are the financial statements of the First Federal Plan for the fiscal year ended December 31, 2003, prepared in accordance with the financial reporting requirements of ERISA.

First Federal Capital Bank
Savings Investment Plan
La Crosse, Wisconsin

Financial Statements and Supplemental Schedule
Years Ended December 31, 2003 and 2002

First Federal Capital Bank Savings Investment Plan

Financial Statements and Supplemental Schedule
Years Ended December 31, 2003 and 2002

Independent Auditor’s Report

Board of Directors
First Federal Capital Bank
Savings Investment Plan
La Crosse, Wisconsin

We have audited the accompanying statements of net assets available for benefits (Form 5500, Schedule H) of First Federal Capital Bank Savings Investment Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits (Form 5500, Schedule H) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conduted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluting the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Federal Capital Bank Savings Investment Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labour’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Wipfli LLP

June 30, 2004
La Crosse, Wisconsin

1

First Federal Capital Bank Savings Investment Plan

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

Assets	2003	2002
Investments — At fair value:
Common stock	$5,484,968	$4,408,148
Common trust fund	3,842,520	2,945,191
Money market	5	35,323
Mutual funds	21,414,830	13,899,143
Participant loans	604,878	457,644

Total investments	31,347,201	21,745,449
Cash	159	193,639
Receivables:
Accrued interest and dividends	33,922	4,825

Total assets	31,381,282	21,943,913
Liabilities
Forfeitures available to offset future employer contributions	131,460	60,695
Pending trades	0	198,627

Total liabilities	131,460	259,322

NET ASSETS AVAILABLE FOR BENEFITS	$31,249,822	$21,684,591

See accompanying notes to financial statements.	2

First Federal Capital Bank Savings Investment Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$5,443,059	($2,329,463)
Interest and dividend income	423,279	259,166

Total investment income (loss)	5,866,338	(2,070,297)
Contributions:
Employer	1,254,911	1,075,476
Participants	4,075,755	3,590,856

Total contributions	5,330,666	4,666,332

Total additions	11,197,004	2,596,035
Deductions from net assets attributed to:
Benefits paid to participants	1,518,083	1,151,556
Administrative expenses	42,925	29,824
Forfeitures available to offset future employer contributions	70,765	61,953

Total deductions	1,631,773	1,243,333

Net increase	9,565,231	1,352,702
Net assets available for benefits:
Beginning of year	21,684,591	20,331,889

End of year	$31,249,822	$21,684,591

See accompanying notes to financial statements.	3

First Federal Capital Bank Savings Investment Plan

Notes to Financial Statements

Note 1	Description of Plan

The following description of the First Federal Capital Bank Savings Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan covers all salaried and hourly employees of First Federal Capital Bank (the “Bank”), FEIN: 39-0280325, which is a wholly owned subsidiary of First Federal Capital Corp, FEIN: 39-1651288. Employees become a participant in the Plan on the first day of the month immediately following both attaining age 18 and completing one month of service. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

More information about the Plan provisions is contained in the pamphlet, First Federal Capital Bank Savings Investment Plan Summary Plan Description. Copies of this pamphlet are available from the Plan’s administrator.

Contributions

Participants may elect to defer up to 100% of their compensation to the Plan under Section 401(k) of the Internal Revenue Code (the “Code”), subject to certain Internal Revenue Service (IRS) limitations. These contributions are not subject to individual federal income taxes until they are withdrawn from the Plan. Participant contributions up to 6% of annual compensation are 50% matched by the Bank. In addition, the Bank may make a profit sharing contribution at its discretion. The allocation of any profit sharing contribution is made on the basis of compensation of an eligible participant to total compensation of all eligible participants.

Participant-Directed Investments

All assets in the Plan are participant-directed investments.

4

First Federal Capital Bank Savings Investment Plan

Notes to Financial Statements

Note 1	Description of Plan (Continued)

Participant-Directed Investments (Continued)

A participant’s account balance is invested as designated by the participant in one or more of a number of fund options. The Plan is intended to satisfy the requirements under Department of Labor Regulation 404(c) and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balance among any of the Plan’s investment alternatives on the following basis: account allocations can be changed daily and the percentage of compensation deferred can be changed with each semimonthly payroll.

The investment choices are as follows:

Common stock:
First Federal Capital Corp.
Common trust fund:
Employee Benefit Stable Asset Fund
Mutual funds:
First American Balanced Fund Class Y
First American Equity Index Fund Class Y
First American Equity Income Fund Class Y
First American Midcap Index Fund Class Y
First American Midcap Core Fund Class Y
First American Core Bond Fund Class Y
Janus Small Cap Value Fund
Brandywine Fund
T. Rowe Price New Horizons Fund #42
Harbor Capital Appreciation Fund #12
Vanguard International Growth Portfolio #81

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

5

First Federal Capital Bank Savings Investment Plan

Notes to Financial Statements

Note 1	Description of Plan (Continued)

Participant Loans

Participants may obtain loans against their vested account balances not to exceed 50% of the vested account balance, or $50,000, whichever is less, for a maximum term of five years. Such loans earn interest at US Bank, N.A.’s prime rate. Such loans are due and payable immediately upon the participant’s termination of employment with the Bank.

Vesting

Participant contributions to the Plan are immediately 100% vested. The Bank’s matching and profit sharing contributions to the Plan vest over a period of five years. Vesting is to be determined based on whether the participant has 1,000 hours of service in a Plan year.

Years of	Nonforfeitable
Service	Percentage
1	20
2	40
3	60
4	80
5	100

Benefits

Benefits may be paid to the participant or designated beneficiary upon death, disability, retirement, or termination of employment in the amount of the participant’s account as of the valuation date following withdrawal from the Plan. Benefits may be paid in a lump sum or on an installment basis.

6

First Federal Capital Bank Savings Investment Plan

Notes to Financial Statements

Note 1	Description of Plan (Continued)

Forfeited Accounts

In accordance with the Plan provisions, upon termination the nonvested portion of a participant’s account balance is forfeited. Forfeitures are used to reduce the Bank’s matching contribution. Under certain circumstances, the forfeited portion of a participant’s account will be restored if the participant is reemployed by the Bank. As of December 31, 2003 and 2002, forfeitures of $131,460 and $60,695, respectively, are available to offset future employer contributions. The forfeitures for 2001 were used in the first quarter of 2002.

Plan Expenses

Expenses incurred in the administration of the trust and the Plan may be paid by the Bank at its discretion.

Note 2	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are maintained on the accrual basis except for benefit payments to retired and terminated participants, which are reported when paid, and dividend income, which is reported when received, except for December 2003 dividends of $33,922 relating to First Federal Capital Corp.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

7

First Federal Capital Bank Savings Investment Plan

Notes to Financial Statements

Note 2	Summary of Significant Accounting Policies (Continued)

Investments

Investments in common stock, common trust funds, and mutual funds are stated at their fair value based on quoted market prices on the last business day of the Plan year. Loans receivable from the Plan participants are valued at their unpaid principal balance, which approximates fair value.

Net appreciation (depreciation) in the fair value of investments represents net realized gains or losses plus net unrealized appreciation (depreciation) on investments. Realized gains or losses are the difference between the proceeds and the fair value at the previous valuation date or cost, if purchased during the Plan year in which the investment was sold. Unrealized appreciation (depreciation) is the difference between fair market value and the cost of the investment or the fair market value at the end of the previous year, whichever is applicable.

8

First Federal Capital Bank Savings Investment Plan

Notes to Financial Statements

Note 3	Investments

The fair value of individual investments representing 5% or more of the Plan’s net assets available for benefits at December 31, 2003 and 2002, are as follows:

	Current Value
	2003	2002
Investments:
Common stock:
First Federal Capital Corp common stock	$5,484,968	$4,408,148
Common trust fund:
Employee Benefit Stable Asset Fund	3,842,520	2,945,191
Mutual funds:
First American Balanced Fund Class Y	1,682,031	1,293,294
First American Equity Index Fund Class Y	2,710,159	1,884,801
First American Equity Income Fund Class Y	4,302,469	3,177,707
First American Midcap Core Fund Class Y	3,099,932	2,106,972
Janus Small Cap Value Fund	2,873,215	1,702,732
Brandywine Fund	2,241,063	1,475,829
T. Rowe Price New Horizons Fund #42	2,165,499	1,138,153
Harbor Capital Appreciation Fund #12	1,127,398	0

The Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended	Year Ended
	December 31,	December 31,
	2003	2002
Common trust fund	$134,263	$116,080
Mutual funds	4,541,015	(3,263,023)
First Federal Capital Corp common stock	767,781	817,480

	$5,443,059	($2,329,463)

9

First Federal Capital Bank Savings Investment Plan

Notes to Financial Statements

Note 4	Income Tax Status

The Plan has received a determination letter from the IRS dated July 31, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent amendments have been structured to, and are intended to, maintain the Plan’s qualified status. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Note 5	Transactions with Parties in Interest

Fees for legal and professional services rendered to the Plan may be paid for by the Bank, at its discretion.

At December 31, 2003 and 2002, the Plan held 243,128 and 228,295 shares, respectively (fair value: $5,484,968 — 2003; $4,408,148 — 2002) of common stock of the Bank’s parent, First Federal Capital Corp. Dividends of $0.55 and $0.51 per share were paid on these shares during 2003 and 2002, respectively.

The Plan invests in certain common trust and mutual funds that are managed by the Plan’s trustee. These relationships are exempt from being prohibited transactions.

Note 6	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

10

First Federal Capital Bank Savings Investment Plan

Notes to Financial Statements

Note 7	Subsequent Event

Benefit payments made in 2004 through audit report date of June 30, 2004, totaled approximately $1,226,000.

Effective January 1, 2004, the new hires and those participants whose pension plan benefits were frozen will be eligible for an increase in the employer match to 100% on the first 6% of pay instead of the current 50% on the first 6% of pay.

Note 8	Reconciliation of Financial Statements to Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003, to Schedule H of Form 5500:

Net assets available for benefits per the financial statements	$31,249,822
Forfeitures available to offset future employer contributions	131,460
Accrued interest and dividends	(33,922)

$31,347,360

The following is a reconciliation of deductions from net assets per the financial statements at December 31, 2003, to Schedule H of Form 5500:

Total deductions per financial statements	$1,665,695
Forfeitures available to offset future employer contributions	(70,765)

$1,594,930

Note 9	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

11

First Federal Capital Bank Savings Investment Plan

Notes to Financial Statements

Note 10	Possible Merger

In April 2004, an announcement of a possible merger between First Federal Capital Bank and Associated Bank was made. This merger still needs to be approved by First Federal stockholders and approved by the appropriate regulatory agencies as of the audit report date.

12

Supplemental Schedule

First Federal Capital Bank Savings Investment Plan
FEIN: 39-0280325, Plan No. 002
Schedule of Assets Held for Investment Purposes
December 31, 2003

Form 5500, Schedule H, Part IV, Line 4(i)

		(c)
	(b)	Description of Investment, Including	(d)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest, Par	Current
(a)	Lessor or Similar Party	or Maturity Value	Value
	Common stock:
*	First Federal Capital Corp	243,128 shares of common stock	$5,484,968
	Common trust fund:
*	Employee Benefit Stable Asset Fund	119,891 common trust shares	3,842,520
	Money market:
*	First American Prime Obligations Fund Class I	5 fund shares	5
	Mutual funds:
*	First American Balanced Fund Class Y	165,229 fund shares	1,682,031
*	First American Equity Index Fund Class Y	129,921 fund shares	2,710,159
*	First American Equity Income Fund Class Y	336,130 fund shares	4,302,469
*	First American Midcap Index Fund Class Y	44,637 fund shares	513,320
*	First American Midcap Core Fund Class Y	81,771 fund shares	3,099,932
*	First American Core Bond Fund Class Y	11,349 fund shares	128,353
	Janus Small Cap Value Fund	92,416 fund shares	2,873,215
	Brandywine Fund	93,261 fund shares	2,241,063
	T. Rowe Price New Horizons Fund #42	87,319 fund shares	2,165,499
	Harbor Capital Appreciation Fund #12	42,834 fund shares	1,127,398
	Vanguard International Growth Portfolio #81	35,424 fund shares	571,391
	Loans receivable from participants	Interest rates ranging from 4.00%
		to 9.50% with various maturities	604,878

Total investments held for investment purposes			$31,347,201

* Party-in-interest.

13

First Federal Capital Bank Savings Investment Plan
FEIN: 39-0280325, Plan No. 002
Schedule of 5% Reportable Transactions
Year Ended December 31, 2003

Form 5500, Schedule H, Part IV, Line 4(j)

				Current
				Value of
				Assets on
Identity of Party Involved/	Purchase	Selling	Cost of	Transaction	Gain
Description of Assets	Price	Price	Asset	Date	(Loss)
There were no category (i), (ii), (iii), or (iv) reportable transactions during 2003.

Employee Benefit Stable Asset Fund	$1,500,007		$1,500,007	$1,500,007	$0

14

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 13, 2004	By:	/s/ Milne J. Duncan
Milne J. Duncan,
Administrator of the First Federal Capital Bank Savings Investment Plan

EXHIBIT INDEX

FIRST FEDERAL CAPITAL BANK 401(K) SAVINGS INVESTMENT PLAN

FORM 11-K

Page Number in
Sequentially Numbered
Exhibit No.	Exhibit	Form 11-K
23	Consent of WipFli LLP